UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[free English translation]

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - BCO SANTANDER (BRASIL) S.A. to be held on 04/27/2018

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

(i) all the blank spaces must be duly fulfilled;

(ii) all the pages must be initialed;

(iii) the last page must be signed by the Shareholder or its legal representative(s), as the case may be and pursuant to the applicable legislation in force; and

(iv) the Form must be certified by a notary.

The following documents have to be sent:

(i) original Form, duly fulfilled, initialed and signed; and

(ii) certified copies of the documents that follows:

- Individual (Shareholder or legal representative): Identification document with picture (Identity Card - RG and CPF/MF; Driver License – CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

- Legal Entities/Corporations: (i) Articles of Association or Bylaws duly updated, with the document that prove the representation powers (minutes of election); (ii) Identity Card with picture of the representatives (RG and CPF; CNH or Professional Card issued with public faith and containing the CPF number). For documents issued abroad it is necessary the respective sworn translation duly certified by the competent consulate (“consularization”).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder that chooses to exercise the remote voting through its custody agent (“Custody Agent”) shall transmit the voting instructions observing the rules determined by the Custody Agent, which shall send such voting manifestations to the Depositary Center of B3. The Shareholders must contact their respective Custody Agents to verify the procedures established by them for issuance of the voting instructions through the Form, as well as the documents and information required. The Shareholder shall transmit the instruction for fulfillment of the Form to the Custody Agent until April 20th, 2018, except if a different term is determined by the Custody Agents.

The documents must be sent to the shares bookkeeper (“Bookkeeper”) within seven (7) days before the Ordinary General Meeting, in fact, until April 20th, 2018. After the receipt of such documents, the Bookkeeper, within three (3) days, shall inform the Shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the Shareholder able to regularize it until April 20th, 2018. The Forms received by the Bookkeeper after April 20th, 2018 shall not be considered for voting purposes.

The documents must be sent to the Company within seven (7) days before the Ordinary General Meeting, in fact, until April 20th, 2018. After the receipt of such documents, the Company, within three (3) days, shall inform the Shareholder about the receipt of such documents and its acceptance. If the sent documents are not considered proper, the Form shall be deemed invalid, being the Shareholder able to regularize it until April 20th, 2018. The Forms received by the Company after April 20th, 2018 shall not be considered for voting purposes.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Banco Santander (Brasil) S.A. – Investors Relations – Avenida Presidente Juscelino Kubitschek, 2235 – 26th floor – Vila Olímpia – São Paulo/SP, Brazil – 04543-011. E-mail: ri@santander.com.br

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Santander (Brasil) S.A. – Acionistas – Escrituração de Ações – Rua Amador Bueno, 474 – 2nd floor – Block D – Santo Amaro – São Paulo/SP, Brazil – 04752-005. E-mail:

custodiaacionistavotoadistancia@santander.com.br. Contact: Wilson Gonçalves da Cruz. Phone:+55 11 5538-8529.

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1. To TAKE the management accounts, examining, discussing and voting the Companys Financial Statements related to the fiscal year ended on December 31, 2017, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors opinion and the Audit Committee Report.

[   ] Approve  [   ] Reject  [   ] Abstain

Simple Resolution

2. To DECIDE on the destination of the net profit of the fiscal year of 2017 and the distribution of dividends. The board proposes the following allocation for the fiscal year 2017 net profit:

1. The value of BRL 399,793,601.85, to the Legal Reserve account;

2. The value of BRL 6,300,000,000.00, as dividends and interest on own capital to shareholders, wich have been the object of decision in the meetings of the Board of Directors held on April 25, June 25, September 29 and December 28, 2017, of wich BRL 3,800,000,000.00 are in the form of interest on own capital charged to the value of the mandatory minimum dividends and BRL 2,500,000,000.00 in the form of interim dividends; and

3. The balance of the remaining net profit after the distributions above, to the value of BRL

1,296,078,435.18, for the Dividend Equalization Reserve account, pursuant to article 36, item III-a of the Companys Bylaws.

[   ] Approve  [   ] Reject  [   ] Abstain

Simple Resolution

3. To FIX the annual overall consideration of the Companys management and members of the Audit Committee.

- R$ 300,000,000.00 for the management (Board of Directors and Executive Board)

- R$ 3,000,000.00 for the Audit Committee.

[   ] Approve  [   ] Reject  [   ] Abstain

Simple Question

4. You wish to request the installation of the Fiscal Council, pursuant to art. 161 of Law 6404/76?

* Note: This resolution is not included in the agenda of the AGM, and was inserted in compliance with the provisions of article 21-K, sole paragraph, of CVM Instruction 481/09.

[   ] Yes  [   ] No  [   ] Abstain

City: ______________________________________________________________________

Date: ______________________________________________________________________

Signature: __________________________________________________________________

Shareholder's Name: __________________________________________________________

Phone Number: ______________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer